EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

UNDER ASSET MANAGEMENT AGREEMENTS

Reference is made to the announcement of the Company dated 25 March 2020 in relation to (i) the 2020-2022 Company Asset Management Agreement entered into between the Company and AMC, and (ii) the 2020-2022 CLIC Asset Management Agreement entered into between CLIC and AMC. Such agreements will expire on 31 December 2022.

On 15 December 2022, the Board resolved that AMC shall enter into the 2023-2025 Company Asset Management Agreement and the 2023-2025 CLIC Asset Management Agreement with the Company and CLIC, respectively, whereby AMC shall continue to invest and manage assets respectively entrusted to it by the Company and CLIC. The Company and AMC will enter into the 2023-2025 Company Asset Management Agreement by 1 January 2023, and CLIC and AMC will enter into the 2023-2025 CLIC Asset Management Agreement by 1 January 2023.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under the 2023-2025 Company Asset Management Agreement and the 2023-2025 CLIC Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2023-2025 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2023-2025 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 25 March 2020 in relation to (i) the 2020-2022 Company Asset Management Agreement entered into between the Company and AMC, and (ii) the 2020-2022 CLIC Asset Management Agreement entered into between CLIC and AMC. Such agreements will expire on 31 December 2022.

On 15 December 2022, the Board resolved that AMC shall enter into the 2023-2025 Company Asset Management Agreement and the 2023-2025 CLIC Asset Management Agreement with the Company and CLIC, respectively, whereby AMC shall continue to invest and manage assets respectively entrusted to it by the Company and CLIC. The Company and AMC will enter into the 2023-2025 Company Asset Management Agreement by 1 January 2023, and CLIC and AMC will enter into the 2023-2025 CLIC Asset Management Agreement by 1 January 2023.

(A)	2023-2025 COMPANY ASSET MANAGEMENT AGREEMENT

PRINCIPAL TERMS OF THE 2023-2025 COMPANY ASSET MANAGEMENT AGREEMENT

Parties

The Company

AMC

Scope of services

Pursuant to the 2023-2025 Company Asset Management Agreement, AMC will invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations, regulatory requirements and the investment guidelines of the Company. The Company will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of the Company. The Company may add to or withdraw from the assets managed by AMC pursuant to the 2023-2025 Company Asset Management Agreement. The Company will have the right to formulate, amend and change the investment guidelines (relating to the investment scope, investment restrictions, investment strategy, risk tolerance, performance appraisal method and investment return target, etc.). The Company will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing assets entrusted to it by the Company under the 2023-2025 Company Asset Management Agreement, the Company will pay service fees to AMC, which consists of a fixed investment management service fee and a variable management service fee. The fixed investment management service fee is determined based on the type of investment products and the size of assets under management, and the variable management service fee is determined based on the Company’s appraisal of AMC’s investment performance with reference to the standards set out in the investment guidelines.

Fixed investment management service fee

The fixed investment management service fee is calculated on the basis of the net asset value of the assets under management, by multiplying a fixed investment management service fee rate specified in the 2023-2025 Company Asset Management Agreement, and is payable on a quarterly basis. The fixed investment management service fee rate applicable to each type of investment products (mainly including bonds, deposits, stocks, funds, public real estate investment trusts, financial products, unlisted equities, equity investment funds, derivatives, liquidity management and domestic securities lending business) is set forth in the 2023-2025 Company Asset Management Agreement, and is within a range between 0.02% and 0.3%. The definition of specific types of investment products and the fixed investment management service fee rates for any additional types of investment products as may be permitted by regulators and approved by the Company will be specified in the investment guidelines.

Variable management service fee

The variable management service fee is payable on an annual basis and is determined after an appraisal has been conducted by the Company with respect to the investment performance of the assets under management and the relevant services provided by AMC each year. The variable management service fee is calculated on the basis of 7.5% of the fixed investment management service fee of the relevant year, by multiplying a payment ratio determined by the Company based on the results of its annual appraisal of AMC.

The standard of the annual appraisal to be conducted by the Company on AMC will be set out in the investment guidelines, and will primarily include the appraisal of AMC’s absolute investment performance, relative investment performance and management effectiveness. In particular, the absolute investment performance target is determined mainly according to the asset allocation plans of the Company and its requirement for profits and returns; the relative investment performance target is determined based on the benchmarking of the rate of return of each type of investment products against the market-based standard; and the management effectiveness is mainly an appraisal of the implementation of the investment guidelines, quality of services and compliance with internal control.

The service fees under the 2023-2025 Company Asset Management Agreement were determined by the Company and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to the Company in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC.

Term

The 2023-2025 Company Asset Management Agreement is for a term of three years commencing from 1 January 2023 and expiring on 31 December 2025.

ANNUAL CAPS

Historical figures

The service fees paid by the Company to AMC for the two years ended 31 December 2021 and the six months ended 30 June 2022 were as follows:

Period	Amount of Service Fees Paid (RMB in million)
Year ended 31 December 2020	2,089.15
Year ended 31 December 2021	2,741.56
Six months ended 30 June 2022	1,425.67

Annual caps

The annual caps in respect of the service fees to be paid by the Company to AMC for the three years ending 31 December 2025 are RMB4,000 million, RMB5,000 million and RMB6,000 million, respectively.

In determining the above annual caps, the parties have taken into account the historical figures, the business growth of the Company, the increase in the scale of investment assets, the fixed investment management service fee rate of each type of investment products and the method for calculating the variable management service fee under the 2023-2025 Company Asset Management Agreement, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market. In recent years, there has been an upward trend in the fixed investment management service fee paid by the Company to AMC. Taking into account the expected increase in cash flow brought by the business development of the Group in the future, the growth of its proprietary funds and its asset allocation arrangement, the Company anticipates that the size of assets entrusted by the Company to AMC for management from 2023 to 2025 will increase, which will result in the corresponding increase in the service fees payable by the Company to AMC.

(B)	2023-2025 CLIC ASSET MANAGEMENT AGREEMENT

PRINCIPAL TERMS OF THE 2023-2025 CLIC ASSET MANAGEMENT AGREEMENT

Parties

AMC

CLIC

Scope of services

Pursuant to the 2023-2025 CLIC Asset Management Agreement, AMC will invest and manage assets entrusted to it by CLIC, on a discretionary basis, in accordance with the requirements of the applicable laws and regulations, regulatory requirements and the investment guidelines of CLIC. CLIC will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the 2023-2025 CLIC Asset Management Agreement. CLIC will have the right to formulate, amend and change the investment guidelines (relating to the investment purpose, investment scope, strategic asset allocation, forecast of cash inflow and outflow, liquidity requirement and risk control requirement). CLIC will also have the right to monitor the investment management activities of AMC.

Service fees

In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the 2023-2025 CLIC Asset Management Agreement, CLIC will pay service fees to AMC, which consists of a basic service fee and a variable performance-based management fee. The basic service fee is determined based on the type of investment products and the size of assets under management, and the variable performance-based management fee is determined based on CLIC’s appraisal of AMC’s investment performance with reference to the standards set out in the investment guidelines.

Basic service fee

The basic service fee is calculated on a monthly basis, by multiplying the average of book balance of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions, and the book balance of the products purchased from and issued by AMC and to which the management fee has already been charged) at the beginning and at the end of any given month by the basic service fee rate specified in the 2023-2025 CLIC Asset Management Agreement, divided by 12. CLIC shall pay the basic service fee to AMC on a quarterly basis. The basic service fee rate applicable to each type of investment products (mainly including bonds, deposits, stocks, funds, financial products, equity investment funds and liquidity management) is set forth in the 2023-2025 CLIC Asset Management Agreement, and is within a range between 0.02% and 0.3%.

Variable performance-based management fee

At the end of each fiscal year, CLIC will evaluate the investment performance with respect to the assets entrusted to AMC in the previous year, and adjust the basic service fee for asset management by reference to the actual and targeted investment returns. The adjustment amount (i.e. the variable performance-based management fee) will not be higher than 10% of the basic service fee, and shall be payable by CLIC to AMC in the next fiscal year (if upward adjustment) or deducted from the basic service fee payable by CLIC to AMC in the next fiscal year (if downward adjustment).

The service fees under the 2023-2025 CLIC Asset Management Agreement were determined by AMC and CLIC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC.

Term

The 2023-2025 CLIC Asset Management Agreement is for a term of three years commencing from 1 January 2023 and expiring on 31 December 2025.

ANNUAL CAPS

Historical figures

The service fees paid by CLIC to AMC for the two years ended 31 December 2021 and the six months ended 30 June 2022 were as follows:

Period	Amount of Service Fees Paid (RMB in million)
Year ended 31 December 2020	125.36
Year ended 31 December 2021	156.45
Six months ended 30 June 2022	69.58

Annual caps

The annual cap in respect of the service fees to be paid by CLIC to AMC for each of the three years ending 31 December 2025 is RMB500 million.

In determining the above annual cap, the parties have taken into account the historical figures, the asset allocation arrangement of CLIC, the basic service fee rate of each type of investment products and the method for calculating the variable performance-based management fee under the 2023-2025 CLIC Asset Management Agreement, the size and composition of the assets managed and to be managed by AMC, and the inherent volatility of the capital market.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

(A)	2023-2025 COMPANY ASSET MANAGEMENT AGREEMENT

AMC is an investment and management institution for the application of insurance funds within the China Life system. The entrustment by the Company of its assets to AMC for investment and management will facilitate the Company to leverage the business advantages of AMC, promote the development of its investment business, and bring better investment returns to its shareholders. Such entrustment arrangement will also help consolidate investment resources within the China Life system, thus further enhancing the brand value of the Company.

(B)	2023-2025 CLIC ASSET MANAGEMENT AGREEMENT

The entrustment by CLIC of its assets to AMC for investment and management will diversify the investor portfolio of AMC, and increase the scale of assets under management by AMC, which will in turn increase the management fee income of AMC.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transactions under the 2023-2025 Company Asset Management Agreement and the 2023-2025 CLIC Asset Management Agreement have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for the continuing connected transactions under such agreements are fair and reasonable.

Mr. Bai Tao, Mr. Zhao Peng, Mr. Li Mingguang and Mr. Wang Junhui hold positions in CLIC and/or AMC and have abstained from voting on the Board resolution passed to approve the 2023-2025 Company Asset Management Agreement and the transactions contemplated thereunder; Mr. Bai Tao, Mr. Zhao Peng and Mr. Wang Junhui hold positions in CLIC and have abstained from voting on the Board resolution passed to approve the 2023-2025 CLIC Asset Management Agreement and the transactions contemplated thereunder.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. As such, the transactions under the 2023-2025 Company Asset Management Agreement and the 2023-2025 CLIC Asset Management Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2023-2025 Company Asset Management Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2023-2025 CLIC Asset Management Agreement are less than 0.1%, such transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

AMC is a non-wholly owned subsidiary of the Company. It was established in November 2003, with a registered capital of RMB4,000 million. The scope of business of AMC mainly includes the management and application of its own funds, management of entrusted assets, provision of consultation services relating to the above businesses, and other asset management businesses permitted by applicable PRC laws and regulations.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2020-2022 CLIC Asset Management Agreement”	the asset management agreement entered into between AMC and CLIC on 1 July 2020

“2020-2022 Company Asset Management Agreement”	the asset management agreement entered into between the Company and AMC on 1 July 2020

“2023-2025 CLIC Asset Management Agreement”	the asset management agreement proposed to be entered into between AMC and CLIC

“2023-2025 Company Asset Management Agreement”	the asset management agreement proposed to be entered into between the Company and AMC

“AMC”	中國人壽資產管理有限公司 (China Life Asset Management Company Limited), a limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	Renminbi, the lawful currency of the PRC

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 15 December 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie